Exhibit 1

                                   E-SIM LTD.

                                    NOTICE OF
                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                                August 26, 2003

Notice is hereby given of the 2003 Annual General Meeting of Shareholders (the "Meeting") of e-SIM Ltd. (the "Company") to be held on September 18, 2003 at 4:00 P.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel.

The agenda at the Meeting will be as follows:

           1. Resolutions requiring a simple majority of the voting rights represented at the Meeting in person or by proxy and voting thereon:

          (A) The election of messrs. Marc Belzberg, Samuel Belzberg, Amir Galili and John McDonald to the Company's Board of Directors, for terms expiring at the next annual general meeting of shareholders of the Company;

          (B)  Approval of fees and options awarded to certain directors;

          (C) Approval of repricing of options granted to the Company's directors;

          (D)  Reappointment of the Company's auditors;

          (E)  Increase in the Company's registered share capital;

          (F) Amendment of Article 15 of the Company's Articles of Association; and

          (G) The transaction of such other business as may properly come before the Meeting or any adjournment thereof.

           2. Resolution requiring a simple majority of the voting rights represented at the Meeting in person or by proxy and voting thereon, with the approval by at least one-third of the voting power of non-interested party shareholders represented at the Meeting in person or by proxy and voting thereon, unless such non-interested party voting power voting against the resolution, if any, does not represent more than one percent of the voting rights represented at the Meeting in person or by proxy and voting thereon:

          (A) Approval of an agreement, dated September 19, 2002, pursuant to which (i) a loan of $950,000 was granted to the Company by Gibralt Capital Corporation ("Gibralt"), a company controlled by Samuel Belzberg, a director of the Company and the father of Marc Belzberg, chairman, chief executive officer and one of the Company's major shareholders, and (ii) Gibralt will be granted a right to convert a portion of the loan into equity in the Company;

          (B)  Approval of an agreement, dated July 31, 2003, pursuant to which
               (i) a loan of $1 million was granted to the Company by Smithfield Investments B.V. ("Smithfield"), a company controlled by Marc Belzberg, chairman, chief executive officer and one of the Company's major shareholders, maturing on August 1, 2004 and bearing no interest; (ii) Smithfield will be granted a right to convert the loan, in whole or in part, into equity in the Company; and (iii) Smithfield will be granted a warrant to purchase additional shares of the Company in the event that the entire loan is converted into equity; and

          (C) Election of Ms. Ayelet Tal to the Company's Board of Directors as an external director, for a three-year term in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law").

In addition, the Board of Directors will present to the shareholders at the Meeting the audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal years ended January 31, 2002 and January 31, 2003.

Shareholders of record at the close of business on August 25, 2003 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting their shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 17.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company's Shareholder Register.


                                         By Order of the Board of Directors,

                                         /s/ Marc Belzberg
                                         ---------------------------------------
                                         Marc Belzberg
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer


THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED JANUARY 31, 2003, INCLUDING THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS, IS ATTACHED HERETO.

                                   E-SIM LTD.
                                19 HARTUM STREET
                            JERUSALEM 91450, ISRAEL

                                PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.10 nominal value (the "Ordinary Shares"), of e-SIM Ltd. ("e-SIM" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on September 18, 2003 at 4:00 P.M. (Israel time), at the offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel.

It is proposed that at the Meeting, Resolutions be adopted as follows: (a) to elect to the Company's Board of Directors (i) Messrs. Marc Belzberg, Samuel Belzberg, Amir Galili and John McDonald, for terms expiring at the next annual general meeting of shareholders of the Company and (ii) Ms. Ayelet Tal, as an external director, for a three-year term in accordance with the provisions of the Companies Law; (b) to approve fees and options awarded to certain directors;
(c) to approve the repricing of options granted to the Company's directors; (d) to reappoint the Company's auditors; (e) to authorize an increase in the Company's registered share capital; (f) to amend Article 15 of the Company's Articles of Association; (g) to approve an agreement, dated September 19, 2002, pursuant to which (i) a loan of $950,000 was granted to the Company by Gibralt Capital Corporation ("Gibralt"), a company controlled by Samuel Belzberg, a director of the Company and the father of Marc Belzberg, chairman, chief executive officer and one of the Company's major shareholders, and (ii) Gibralt will be granted a right to convert a portion of the loan into equity in the Company; and (h) to approve an agreement, dated July 31, 2003, pursuant to which
(i) a loan of $1 million was granted to the Company by Smithfield Investments B.V. ("Smithfield"), a company controlled by Marc Belzberg, chairman, chief executive officer and one of the Company's major shareholders, maturing on August 1, 2004 and bearing no interest; (ii) Smithfield will be granted a right to convert the loan, in whole or in part, into equity in the Company; and (iii) Smithfield will be granted a warrant to purchase additional shares of the Company in the event that the entire loan is converted into equity.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting their shares in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as a vote neither "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 25, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 26, 2003 and will be solicited principally by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

As of July 31, 2003, the Company had 11,665,359 Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. The holders of a majority of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT,
                         REMUNERATION AND STOCK OPTIONS

BENEFICIAL OWNERSHIP

The following table sets forth, as of July 31, 2003, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's shares, and (ii) all directors and officers as a group:

                                                                                     NUMBER OF ORDINARY      PERCENTAGE OF ORDINARY
                                                                                     SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                     NUMBER OF ORDINARY        PERCENTAGE OF           OWNED ASSUMING            OWNED ASSUMING
                                    SHARES BENEFICIALLY    OUTSTANDING ORDINARY     SHAREHOLDER APPROVAL      SHAREHOLDER APPROVAL
                  NAME                   OWNED (1)             SHARES (2)(3)               (1)(4)                    (2)(4)
  --------------------------------- --------------------- ------------------------ ------------------------ -----------------------
  Marc Belzberg (5)..............           3,200,805              27.4%                   14,311,916                  62.8%
  Samuel Belzberg (6)............             134,602               1.1%                    1,491,745                  11.4%
  Amir Galili....................             977,515               8.4%                      977,515                   8.4%
  Solomon Spira (7)..............           3,223,016              27.6%                   14,334,127                  62.9%
  Uri Binyamini..................             609,900               5.2%                      609,900                   5.2%
  All directors and officers as a
  group (11 persons) ............            5,491,78              44.0%                   17,960,036                  72.0%


          (1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of July 31, 2003.

          (2) Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of July 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group.

          (3) The percentages shown are based on 11,665,359 Ordinary Shares issued and outstanding as of July 31, 2003.

          (4) Assumes shareholder approval of the 2002 convertible loan agreement with Gibralt, which is controlled by Samuel Belzberg, and the 2003 convertible loan agreement with Smithfield, which is controlled by Marc Belzberg and Solomon Spira, as discussed in note (5) below.

          (5) Marc Belzberg's beneficial interest is held through Smithfield. Smithfield is a wholly owned subsidiary of Bellevue Investments N.V., referred to as Bellevue. Salomon Spira, the father-in-law of Marc Belzberg, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue. Smithfield holds 3,184,805 Ordinary Shares. The shares held by Smithfield include 220,000 shares purchased by Smithfield from a third party in April, 2001.

          (6) Samuel Belzberg's beneficial interest is held through Gibralt, which is controlled by him. He is the father of Marc Belzberg.

          (7) Solomon Spira is the father-in-law of Marc Belzberg. His beneficial interest is held through Smithfield, of which he is a controlling shareholder as discussed in note (5) above, other than 38,211 Ordinary Shares held by Solomon Spira personally.


REMUNERATION AND OTHER INFORMATION

The following table sets forth with respect to all officers and directors of the Company as a group, all remuneration paid by the Company during the fiscal years ended January 31, 2002 and January 31, 2003, respectively:

                                                                      Year ended January 31,
                                                        ----------------------------------------------------
                                                              2002 (1)(2)                 2003 (1)(3)
                                                        ------------------------     -----------------------
Salaries, Directors' Fees, Commissions and Bonuses            $1,511,000                   $1,164,000

Pension, Retirement and Similar Benefits                       $ 148,000                   $ 244,000



(1)  Includes a management fee payable to an affiliate of Samuel Belzberg.

(2)  Consists of remuneration paid to 15 persons.

(3) Consists of remuneration paid to 12 persons and includes the remuneration paid to Ken Dixon, who ceased to serve as the Company's President during the fiscal year ended January 31, 2003.

STOCK OPTIONS

The following table sets forth certain information pertaining to all directors and officers as a group, who held office at any time during the period indicated, concerning (i) options granted by the Company, (ii) options cancelled and (iii) options unexercised as of January 31, 2002 and January 31, 2003, respectively.

                                                                           FEBRUARY 1, 2001-             FEBRUARY 1, 2002-
                                                                           JANUARY 31, 2002              JANUARY 31, 2003
-------------------------------------------------------------------- ------------------------------ ----------------------------
OPTIONS GRANTED
     Number of Ordinary Shares....................................            630,983                          1,008,376
     Average exercise price per Ordinary Share....................              $1.01                              $0.15
Weighted average remaining exercise period........................         5.75 years                         5.05 years

OPTIONS CANCELLED
     Number of Ordinary Shares....................................            122,667                            371,000
     Average exercise price per Ordinary Share....................              $8.00                              $4.05

UNEXERCISED OPTIONS
     Number or Ordinary Shares....................................          1,180,143                          1,810,019
     Average exercise price per Ordinary Share....................              $3.41                              $0.28
     Weighted average remaining exercise period...................         2.28 years                         6.38 years


                                     ITEM 1

                              ELECTION OF DIRECTORS

The Board of Directors has proposed that the Board of Directors be comprised of six (6) members. One member, Ms. Kim Campbell, is currently serving a three-year term, expiring in July 2004. It is proposed to elect five (5) nominees to the Board of Directors at the Meeting, of which four (4) currently serve on the Board of Directors and one (1) is a new nominee. Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Company's Articles of Association (the "Articles"), the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing in the Board of Directors following the Meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election to the Company's Board of Directors of (i) Messrs. Marc Belzberg, Samuel Belzberg, Amir Galili and John McDonald, for terms expiring at the next annual general meeting of shareholders of the Company and (ii) Ms. Ayelet Tal, as an external director, for a three-year term in accordance with the provisions of the Companies Law.

If any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees, their present principal occupations or employment, the year in which each first became a director and the number of shares of the Company beneficially owned by each as of July 31, 2003 are:

                                                                                                        NUMBER OF ORDINARY
                                                                                                       SHARES BENEFICIALLY
                                                       PRINCIPAL OCCUPATION               DIRECTOR         OWNED AS OF
             NAME                   AGE                   OR EMPLOYMENT                    SINCE         AUGUST 25, 2003
-------------------------------- ---------- ------------------------------------------- ------------- -----------------------

Marc Belzberg...............        48      Chairman of the Board of Directors and          1993               3,200,805
                                            Chief Executive Officer

Samuel Belzberg.............        74      Director                                        1997                 134,602

Amir Galili.................        49      Director                                        1991                 977,515

John McDonald...............        73      Director and Vice-Chairman of the Board         1999                  76,000
                                            of Directors

Ayelet Tal..................        35      Director                                         *                         -


* Ayelet Tal is not currently a director, but is a nominee for the Company's Board of Directors.

MARC BELZBERG has served as the Chairman of the Board of Directors since 1993 and Chief Executive Officer since 1998. Mr. Belzberg also served as our President from 1993 to March 2001. Mr. Belzberg is also a director of the Jerusalem Post and a director of Smithfield. Mr. Belzberg is chairman of the Bnei Akiva youth movement, worldwide, chairman of the Foundation of Jewish

Renaissance and chairman of the OneFamily Fund. Prior to joining us, Mr. Belzberg was the first president of First City Capital Corporation from 1983 to 1990 and was a private investor from 1990 to 1993. Mr. Belzberg received an M.B.A. from New York University and a B.A. from Yeshiva University. Mr. Belzberg is the son of Samuel Belzberg, a Director of e-SIM.

SAMUEL BELZBERG has been a Director since October 1997. Mr. Belzberg has served as President of Bel-Fran Investments Ltd. (a private investment company) since 1968, President and Chief Executive Officer of Gibralt Holdings Ltd. (a personal investment company), which is a shareholder of the Company, since 1995, Chairman of Balfour Holdings, Inc. (a real estate development company) since 1992 and a Director of Smithfield. He also founded First City Financial Corporation. Mr. Belzberg serves as a director of several public companies. Mr. Belzberg received a B.A. in commerce from the University of Alberta, Edmonton and an honorary Ph.D. from Simon Fraser University. He was awarded the Order of Canada in 1989, promoted to Officer of the Order of Canada in 2002 and received the Governor General Award of Canada in 1992. Mr. Belzberg is the father of Marc Belzberg, chairman , chief executive officer and one of the Company's major shareholders.

AMIR GALILI is one of the founders of our company and has served as a Director since 1991, as our Chief Executive Officer from 1991 to 1993, and as Vice President, Training, Support and Applications from 1993 to 1997. Mr. Galili resigned from his Vice President position on March 31, 1997. Since July 1997, Mr. Galili has served as Chairman of the Board of Directors of Trivnet Ltd., a software company. Prior to founding e-SIM, Mr. Galili worked at Elbit Ltd. and was involved in the development of the Lavi fighter plane project at Israel Aircraft Industries from 1985 to 1987. Mr. Galili holds a B.Sc. in electronics and an M.B.A. from Tel Aviv University.

JOHN MCDONALD has served as Vice-Chairman of the Board of Directors since 1999 and was designated as one of the Company's external directors in 2002 following the resignation another director from the Company's Board of Directors. Mr. McDonald is the retired President of Casio, Inc. and is currently a management and marketing consultant. Mr. McDonald joined Casio in 1975 as President of Casio Europe and Managing Director of its United Kingdom Subsidiary. Mr. McDonald served as President of Casio from 1978 to 1999. Mr. McDonald holds a B.A. in English from Brooklyn College.

AYELET TAL, who is a nominee to the Board of Directors, served as Vice President of Finance and Corporate Controller of Check Point Software Technologies Ltd. from 1996 to 2002. Prior to that, Ms. Tal served as an audit manager at Deloitte Touche Israel from 1991 to 1996. Ms. Tal holds a B.A. in Accounting and Economics from Bar-Ilan University.

In addition to the directors who are being nominated for re-election, KIM CAMPBELL serves on the Board of Directors. Ms. Campbell joined the Board of Directors in 2001 as an external director for a term of three years. Ms. Campbell served as Canada's nineteenth Prime Minister, in 1993, and has held cabinet portfolios as Minister of Justice, Attorney General, Minister of National Defense and Veterans' Affairs, and Minister of State for Indian Affairs and Northern Development. Ms. Campbell served as Consul General of Canada in Los Angeles from 1996 to 2000. She sits on the governing boards of Northeastern University, and chairs the Council of Women World Leaders based at the John F. Kennedy School of Government at Harvard. Ms. Campbell serves on the Board of Directors of ICN Pharmaceuticals. Ms. Campbell is currently on the faculty of Harvard University.

EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint two external directors. These directors may not be individuals who either currently are, or who have been for two years prior to the appointment, affiliated with the company or any of its principals, provided however that in the case of a company whose shares are publicly traded outside of Israel, such as the Company, the Board may designate one of its existing directors who did not have a relationship with the Company prior to his appointment, as an external director. The Board designated Ms. Kim Campbell as an external director in 2001 and has recommended that Ms. Ayelet Tal be elected as a second external director. A biography of each of these persons is provided above. The Board had previously designated Mr. John McDonald to serve as the second external director and had intended to recommend that he be appointed as external director for an additional three-year term. However, in light of the U.S. Sarbanes-Oxley Act of 2002 and the subsequent U.S. Securities and Exchange Commission (the "SEC") regulations requiring that at least one of the members of a company's Audit Committee qualify as a "financial expert," as the SEC has defined such term, the Board has decided to recommend Ms. Tal as an external director who will also serve as the Company's "financial expert" on the Audit Committee.

The Articles provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, except for those powers which, under the Companies Law, the Board of Directors is not authorized to delegate, and subject further to the limitations and restrictions that the Board may from time to time prescribe. Each committee of a company's board of directors empowered with the powers of the board of directors is required to include at least one external director. The term of office of an external director is three years and may be extended for an additional three years.

The Company has received a statement from Ms. Ayelet Tal, in which she declares that she fulfils all the requirements of external directors, as stipulated in the Companies Law.

The Board maintains an Audit Committee. Both external directors must serve on the Audit Committee.

The Articles do not provide for cumulative voting rights in the election of directors but, rather, provide that, subject to the provisions of the Companies Law, all directors are to be elected by a simple majority of the voting power represented at an annual general meeting of shareholders in person or by proxy and voting thereon.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect Messrs. Marc Belzberg, Samuel Belzberg, Amir Galili and John McDonald as directors of the Company. However, special voting provisions of the Companies Law apply to the election of Ms. Ayelet Tal as an external director. The Israeli Companies Law requires that an external director be elected by a simple majority of the voting rights represented at an annual general meeting of shareholders in person or by proxy and voting thereon, with the approval by at least one-third of the voting power of non-interested party shareholders represented at such meeting in person or by proxy and voting thereon, unless such non-interested party voting power voting against the resolution, if any, does not represent more than one percent of the voting rights represented at the Meeting in person or by proxy and voting thereon.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES SET FORTH ABOVE.

                                     ITEM 2

                          APPROVAL OF FEES AND OPTIONS
                              OF CERTAIN DIRECTORS

Pursuant to the Companies Law, annual compensation of the external directors is subject to regulations promulgated under the Companies Law. The directors' fees for the external directors have been approved by the Audit Committee and the Board of Directors as required by the Companies Law, subject to the approval of the shareholders, in the minimum amount permitted by such regulations, which is currently approximately NIS 12,790 (approximately $2,880) per annum, or the average of the fees of all directors, whichever is greater.

It is proposed that at the Meeting the following Resolutions be adopted:

           "RESOLVED that the proposed directors' fees to be paid to the external directors as specified in the Proxy Statement be, and the same hereby are, approved."

Since our last annual general meeting, our Audit Committee and Board of Directors approved the following options for directors specified below:

John McDonald       25,000 options granted in March 2001 which immediately
                    vested at an exercise price of $1.50 per share and 16,000 options granted in September 2002 which immediately vested at an exercise price of $0.14.

Kim Campbell        25,000 options granted in March 2001, which immediately
                    vested at an exercise price of $1.50 per share and 16,000 options granted in September 2002 which immediately vested at an exercise price of $0.14.

Samuel Belzberg     25,000 options granted in March 2001, which immediately
                    vested at an exercise price of $1.50 per share and 16,000 options granted in September 2002 which immediately vested at an exercise price of $0.14.

Marc Belzberg       16,000 options granted in September 2002, which immediately vested at an exercise price of $0.14.

It is proposed that at the Meeting the following Resolutions be adopted:

           "RESOLVED, that the grant of options to directors as specified in the Proxy Statement be, and the same hereby are, approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THESE PROPOSED RESOLUTIONS.

                                     ITEM 3

                         REPRICING OF OPTIONS GRANTED TO
                             THE COMPANY'S DIRECTORS

On August 21, 2003, following the decline of the price of the Company's Ordinary Shares on the Over-the-Counter Bulletin Board, the Company's Board of Directors voted to reprice all of the 174,000 options granted to the Company's directors, including the options brought for shareholder approval above, with exercise prices ranging from $0.14 to $6.5. The exercise price of the repriced options is equal to the nominal value of the shares into which such options are exercisable. The repricing was approved by our Audit Committee on August 20, 2003.

It is proposed that at the Meeting the following Resolutions be adopted:

           "RESOLVED that the proposed repricing of 174,000 options granted directors of the Company to the nominal value of the shares into which such options are exercisable as specified in the Proxy Statement be, and the same hereby are, approved. "

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                     ITEM 4

                            REAPPOINTMENT OF AUDITORS

Kost Forer & Gabbay, a member of Ernset & Young Global ("Kost Forer & Gabbay"), will be nominated by the Board of Directors of the Company for reappointment as auditors of the Company to serve until the next annual general meeting of shareholders. Kost Forer & Gabbay has no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost Forer & Gabbay.

The Board of Directors will present the following Resolution at the Meeting:

           "RESOLVED, that the Company's auditors, Kost Forer & Gabbay, a member of Ernset & Young Global, be, and they hereby are, reappointed as auditors of the Company to serve until the next annual general meeting of shareholders."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                     ITEM 5

                            INCREASE IN THE COMPANY'S
                            REGISTERED SHARE CAPITAL

The Company's registered share capital is currently 2,000,000 New Israel Shekels ("NIS") divided into 20,000,000 Ordinary Shares, with a par value of NIS 0.10 each. As of July 31, 2003, 11,665,359 of the Company's Ordinary Shares were issued and outstanding. The Company does not currently have a sufficient number of unissued shares to fulfill its obligations to issue Ordinary Shares upon conversion of the convertible loans pursuant to the convertible loan agreements for which we are seeking shareholder approval at this Meeting. Furthermore, we believe the Company should have a sufficient reserve of registered and unissued share capital to allow equity raising in the future.

Pursuant to Article 6.1 of our Articles, we are seeking shareholder approval to amend Article 4 of our Articles and increase the Company's registered share capital by NIS 5,000,000, so that following such increase, the Company's registered share capital will consist of NIS 7,000,000 divided into 70,000,000 Ordinary Shares, with a par value of NIS 0.10 each. It is proposed that the first paragraph of the Article 4 be replaced with the following:

                 "The registered share capital of the Company is Seven Million (7,000,000) New Israel Shekels divided into Seventy Million (70,000,000) Ordinary Shares, with a par value of NIS 0.10 (Ten Agorot) each (hereinafter: "Shares" or "Ordinary Shares")."

It is proposed that at the Meeting the following Resolutions be adopted:

           "RESOLVED to amend Article 4 of the Company's Articles of Association by replacing its first paragraph with the following:

                `The registered share capital of the Company is Seven Million (7,000,000) New Israel Shekels divided into Seventy Million (70,000,000) Ordinary Shares, with a par value of NIS 0.10 (Ten Agorot) each (hereinafter: "Shares" or "Ordinary Shares").'"

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                     ITEM 6

                         AMENDMENT OF ARTICLE 15 OF THE
                        COMPANY'S ARTICLES OF ASSOCIATION

Article 15 of the Articles of Association of the Company provides that the Company may fix a record date for determining eligibility to receive notices of general meetings of shareholders and to participate and vote in such meetings not earlier than 24 days prior to the date set for the meeting and not less than 10 days prior thereto. This provision poses a practical problem in giving timely notice of meetings, as the Company is required by Israeli law to provide notice of shareholder meetings at least 21 days prior thereto.

In order to resolve this problem, it is proposed that the Company be entitled to fix a record date that is not earlier than 45 days prior to the date set for meetings.

It is proposed that at the Meeting the following Resolutions be adopted:

           "RESOLVED, that in Article 15 of the Company's Articles of Association, the figure "24" shall be replaced with the figure "45" so that Article 15, after such amendment, shall read as follows:


                `15. The Company may fix a date for eligibility to receive notices of a General Meeting and to participate and vote in the said meeting, provided the date shall not exceed 45 days prior to the date set for the convening of the General Meeting and be not less than 10 days prior thereto.'"

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the foregoing resolution.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

                                     ITEM 7

                    APPROVAL OF GIBRALT CAPITAL CORPORATION'S
                               LOAN TO THE COMPANY

On September 19, 2002 (on the basis of a letter of agreement dated August 14, 2002), the Company entered into an agreement with Gibralt, a party controlled by Samuel Belzberg, who is a director of the Company and the father of Marc Belzberg, chairman, chief executive officer and one of the Company's major shareholders, pursuant to which Gibralt agreed to lend the Company an aggregate of $950,000 at an annual interest rate of 6% maturing on February 28, 2003. The Company has since repaid $760,000 of the loan to Gibralt. Pursuant to the agreement, $190,000 of the aggregate principal amount of the loan was not repaid. In accordance with the loan agreement, Gibralt will have the right to convert this outstanding principal amount into Ordinary Shares of the Company at a price per share of $0.14 for a period of five years from the date of the loan agreement. The Company's Audit Committee and Board of Directors have approved the transaction.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, which majority shall include at least one-third of the shares held by shareholders represented at the Meeting in person or by proxy excluding shares owned or controlled by Smithfield, Samuel Belzberg or Marc Belzberg (non-interested party votes), is necessary for approval of the Resolution approving Gibralt's loan to the Company, unless the said non-interested party voting power voting against the resolution, if any, does not represent more than one percent of the voting rights represented at the Meeting in person or by proxy and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.


                                     ITEM 8

                    APPROVAL OF SMITHFIELD INVESTMENTS B.V.'S
                               LOAN TO THE COMPANY

In July 2003, the Company entered into a convertible loan agreement with Smithfield, an entity controlled by Marc Belzberg, chairman, chief executive officer and one of the major shareholders of the Company, pursuant to which Smithfield agreed to lend the Company an aggregate of $1 million maturing on August 1, 2004 and bearing no interest. Until that date, Smithfield may convert the principal amount of the loan, in whole or in part, into the Company's Ordinary Shares at a price per share of $0.18. In addition, if Smithfield elects to convert the entire loan amount into the Company's Ordinary Shares, it will receive a warrant to purchase $3,000,000 worth of the Company's Ordinary Shares at an exercise price per share of $0.54. According to the terms of the convertible loan agreement, the Company will have the right to compel Smithfield to convert the loan in its entirety into its Ordinary Shares if it consummates an equity investment of at least $1 million.

Smithfield has agreed that if this transaction or the increase in the Company's registered share capital discussed above is not approved by our shareholders, it will provide the amount of the investment as a loan, if failure to provide it would affect the Company's ability to continue operations as a going concern. The Company's Audit Committee and Board of Directors have approved the transaction.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, which majority shall include at least one-third of the shares held by shareholders represented at the Meeting in person or by proxy excluding shares owned or controlled by Smithfield, Samuel Belzberg, Solomon Spira or Marc Belzberg (non-interested party votes), is necessary for approval of the Resolution approving Smithfield's loan to the Company, unless the said non-interested party voting power voting against the resolution, if any, does not represent more than one percent of the voting rights represented at the Meeting in person or by proxy and voting thereon.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
RESOLUTION.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the next annual general meeting of shareholders must be received by the Company no later than October 18, 2004.

OTHER BUSINESS

The Board of Directors will present at the Meeting the audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal years ended January 31, 2002 and January 31, 2003. A representative of the Company's auditors is expected to be present at the Meeting and will be available to respond to appropriate questions from shareholders.

Other than set forth above, management knows of no other business to be transacted at the Meeting, but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                        By Order of the Board of Directors,

                                        /s/ Marc Belzberg
                                        ----------------------------------------
                                        Marc Belzberg
                                        Chairman of the Board of Directors and
                                        Chief Executive Officer



Dated: August 26, 2003

                                   E-SIM LTD.
                                19 HARTUM STREET
                             JERUSALEM 91450, ISRAEL
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby appoint(s) Marc Belzberg and Yaron Eldad, or either of them, as attorney(s) of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.10 per share, of e-SIM Ltd. (the "Company"), which the undersigned would be entitled to vote, as fully as the undersigned could if personally present, at the Annual General Meeting of Shareholders of the Company to be held on Thursday, September 18, 2003 at 4:00 p.m. (Israel time) at the principal offices of the Company, 19 Hartum Street, Jerusalem 91450, Israel and at any adjournment(s) thereof, and hereby revoking any prior proxies to vote shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

      THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR
(I) THE ELECTION OF THE FIVE NOMINEES TO THE BOARD OF DIRECTORS AND (II) PROPOSALS 2 THROUGH 8 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   e-SIM LTD.

                               SEPTEMBER 18, 2003




                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

  |                                                                          |
  V  Please detach along perforated line and mail in the envelope provided.  V

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

1. The election of five directors:

                                          NOMINEES:

[ ] FOR ALL NOMINEES                         O  Marc Belzberg
                                             O  Samuel Belzberg

[ ] WITHHOLD AUTHORITY                       O  Amir Galili
    FOR ALL NOMINEES                         O  John McDonald
                                             O  Ayelet Tal

[ ] FOR ALL EXCEPT
    (See instruction below)



INSTRUCTION:    To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here:

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                              FOR       AGAINST      ABSTAIN

2. Approval of fees and options awarded       [ ]         [ ]          [ ]
   to certain of the Company's
   directors.

3. Approval of repricing of options           [ ]         [ ]          [ ]
   granted to the Company's directors.

4. Ratification of the appointment of         [ ]         [ ]          [ ]
   Kost, Forer & Gabbay, a member of
   Ernst & Young Global, as auditors to
   serve until the next Annual General
   Meeting.

5. Approval of the increase in the            [ ]         [ ]          [ ]
   Company's registered share capital.

6. Approval of the amendment to Article       [ ]         [ ]          [ ]
   15 of the Company's Articles of
   Association.

7. Approval of Gibralt Capital                [ ]         [ ]          [ ]
   Corporation's loan to the Company,
   including Gibralt's right to convert
   a portion of the loan into Ordinary
   Shares.

8. Approval of Smithfield Investment          [ ]         [ ]          [ ]
   B.V.'s loan to the Company,
   including Smithfield's right to
   convert the loan, in whole or in
   part, into Ordinary Shares and the
   right to receive a warrant to
   purchase additional Ordinary Shares.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note
that changes to the registered name(s) on the account may not be          [ ]
submitted via this method.
--------------------------------------------------------------------------------

Signature of Shareholder                                    Date:
                         -------------------------------          -------------

Signature of Shareholder                                    Date:
                         -------------------------------          -------------



NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.